Gregory J. Peterson, Vice President/Controller/Chief Accounting Officer

October 12, 2010

H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-7010

Re:	Southwest Gas Corporation
Form 10-K for the year ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 18, 2010
File No. 001-07850

Dear Mr. Owings:

Southwest Gas Corporation (the “Company”) is submitting this letter in response to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) by letter dated September 27, 2010 with respect to the Company’s Form 10-K for the year ended December 31, 2009 filed with the SEC on February 26, 2010 and the Definitive Proxy Statement on Schedule 14A filed with the SEC on March 18, 2010 (the “2010 Proxy Statement”).  The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which is incorporated into this response letter for your convenience.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors, page 6

1.
Please delete the language in the first sentence in which you state that other unknown risks may also impair your business operations.  All material risks should be described in your disclosure.  If risks are not deemed material, you should not reference them.

Response:

The Company advises the Staff that in future filings, it will delete the language referenced in the Staff’s comment relating to unknown risks that may affect future results.

5241 Spring Mountain Road / Las Vegas, Nevada 89150-0002
P.O. Box 98510 / Las Vegas, Nevada 89193-8510 / (702) 876-7120
www.swgas.com

H. Christopher Owings
United States Securities and Exchange Commission
October 12, 2010

Exhibit 23.1

2.	In future filings, please ensure that all relevant registration statements are incorporated into your auditor’s consent.

Response:

The Company advises the Staff that as of the date of filing the 2009 Form 10-K, we believe all relevant active registration statements under which the Company plans to issue registered securities were listed in the auditor’s consent.  We note that some facing pages of registration statements for our ongoing employee-related benefit plans include a statement that the prospectus of the current registration statement also relates to a previous registration statement (e.g., Form S-8 registration statement number 333-155581 filed November 21, 2008 for the Employees’ Investment Plan indicates that the prospectus also relates to the S-8 registration statement number 333-145783 filed August 29, 2007).  However, as of the date of filing the 2009 Form 10-K, all securities under the earlier S-8 registration statement had been issued and it was therefore not included in the listing of active registration statements in the auditor’s consent.  In future filings, we will ensure that all relevant active registration statements are incorporated into our auditor’s consent.

Definitive Proxy Statement

General

3.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

The Company confirms that it considered whether its compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company and concluded that such policies are not reasonably likely to have such an effect.  As a result, the Company determined that no disclosure was required in response to Item 402(s) of Regulation S-K.

As part of its consideration of the issues addressed by Item 402(s), management reviewed the Company’s compensation programs and policies and considered how they relate to material risks facing the Company.  In connection with its review, management considered features that have been identified as having the potential to encourage excessive risk-taking, including, among other features, whether:  (1) there

H. Christopher Owings
United States Securities and Exchange Commission
October 12, 2010

is too much focus on equity; (2) the compensation mix is overly weighted toward short-term incentives; (3) there are highly leveraged payout curves and uncapped payouts; (4) there are unreasonable goals or thresholds; and (5) whether there are steep payout cliffs at certain performance levels that may encourage short-term business decisions to meet payout thresholds. In addition to considering these specific features, management also considered how the Company’s overall compensation program, risk profile and other policies and procedures might incentivize or mitigate the potential for risk-taking activities.  Based upon its review the Company concluded that based on a combination of factors, our compensation policies and practices do not incentivize excessive risk-taking that could have a material adverse effect on the Company.

Among the factors considered in reaching its determination are the following:

•
Incentive-based compensation is only one component of the Company’s executive compensation program, and the amount of incentive-based compensation granted to executive officers is not disproportionate compared to total compensation.

•
The performance measures used for determining the level of incentive-based compensation available through the Company’s incentive plans consist of both financial and non-financial factors and are designed to create a balance that mitigates the potential for activities that could create material risk to the Company.

•
A portion of the incentive-based compensation granted to the Company’s employees is based on results over a three-year period, which requires employees to commit to a longer period of employment and incentivizes stronger Company performance over a longer period than awards without such performance periods.

•
The Company has adopted stock ownership guidelines for the Company’s directors and executive officers, which management believes mitigates the potential for risk-taking activity by encouraging long-term stock price appreciation and sustainability.

•	The amount of incentive-based compensation that may be earned by an employee on an annual basis is capped at a percentage of the employee’s annual salary.

•	As a regulated utility, the Company is subject to a number of regulations, which act to mitigate the potential for risk-taking activity by the Company’s employees.

H. Christopher Owings
United States Securities and Exchange Commission
October 12, 2010

4.	Please revise to include the disclosure required by Item 407(e)(3)(iii) of Regulation S-K.

Response:

The Company respectfully advises the Staff that in 2009, the Company’s management engaged Watson Wyatt to provide limited services to the Company, including providing compensation data for use in connection with the Company’s rate proceedings with the Public Utilities Commission of Nevada, and provide a preliminary assessment of the Company’s change in control and employment agreements, among other things.  In future filings, the Company will revise the disclosure in its CD&A to include the specific information required by Item 407(e)(3)(iii).  An example of the proposed revisions is set forth below, provided that in future filings the disclosure will be revised to reflect the information as of the relevant year:

“In 2009, management engaged Watson Wyatt for the purposes of providing compensation data in connection with rate case testimony for regulatory purposes, consulting on change in control and employment agreements, and determining the appropriate peer group realignment for compensation comparisons in connection with the Company’s rate case testimony.  Compensation data provided by Watson Wyatt to management for use in connection with the Company’s rate case testimony was also used as a source, among other sources, in assessing executive officer compensation by our Compensation Committee.  The material elements of management’s directions to Watson Wyatt in connection with their engagement included to provide (i) management with basic market data on compensation practices, both from peer companies in the utility industry and among general industry, (ii) commentary on the current policies with respect to market practices, and (iii) options to consider if it is determined that changes to current practices are needed.  The Company determined that the aggregate fees to Watson Wyatt for providing such services to the Company were not in excess of $120,000.”

Transactions with Related Persons, page 10

5.
We note your disclosure that a related party transaction is approved or ratified “only if the committee determines that the transaction is not inconsistent with the best interests of the Company.”  Please expand your disclosure to discuss the standards to be applied and factors to be considered in determining whether a related party transaction is “not inconsistent with the best interests of the Company.”  Refer to Item 404(b) of Regulation S-K.

H. Christopher Owings
United States Securities and Exchange Commission
October 12, 2010

Response:

The Company advises the Staff that in future filings, it will expand the disclosure to discuss general standards to be applied and factors to be considered in determining whether a related party transaction is “not inconsistent with the best interests of the Company.”  A proposed expanded disclosure is as follows:

“Each transaction with a related person is unique and must be assessed on a case-by-case basis.  In determining whether or not a transaction is inconsistent with the best interests of the Company, the Nominating and Corporate Governance Committee considers all of the relevant facts and circumstances available to the committee, including (if applicable), but not limited to:

•	the related person’s interest in the proposed transaction;

•	the approximate dollar value of the amount involved in the proposed transaction;

•	the approximate dollar value of the amount of the related person’s interest in the proposed transaction without regard to the amount of any profit or loss;

•	whether the transaction is proposed to be, or was, undertaken in the ordinary course of business of the Company;

•	whether the transaction is proposed to be, or was, entered into on terms no less favorable to the Company than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to the Company of, the transaction;

•
the impact on a director’s independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; and

•
any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.”

Election of Directors, page 12

6.	Please revise your disclosure to clarify, if true, that each director has held his current employment position for at least the past five years. Refer to Item 401(e) of Regulation S-K.

H. Christopher Owings
United States Securities and Exchange Commission
October 12, 2010

Response:

The Company respectfully advises the Staff that the business experience during the past five years for each of the directors is disclosed on pages 12 through 17 of the 2010 Proxy Statement; however, in future filings, the Company will include additional disclosure to help clarify the length of time that each director has held his current employment position.  For example, as it relates to Mr. Hanneman, we will add a sentence in future filings that clarifies that Mr. Hanneman has been the chief executive officer and managing member of Element Homes, L.L.C. since October 2002.  We will include similar disclosure for other directors where appropriate.

* * *

In connection with our responses to your comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gregory J. Peterson

sw